

July 25, 2013

<u>Via E-mail</u>
Jon C. Sundt
Principal Executive and Principal Financial Officer
Altegris QIM Futures Fund, L.P.
c/o Altegris Portfolio Management, Inc.
1202 Bergen Parkway, Suite 212
Evergreen, CO 80439

> **Re: Altegris QIM Futures Fund, L.P.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 28, 2011**
> **File No. 0-53815**
>
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 0-53815**

Dear Mr. Sundt:

We have reviewed your filings noted above, as well as your response dated November 28, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment 2 to Form 10 filed July 28, 2011</u>

<u>Item 13. Financial Statements and Supplementary Data</u>

<u>Altegris Portfolio Management, Inc.</u>

1.   We note your response to prior comment 4 from our letter dated August 25, 2011 and are unable to agree with your position. In future periodic filings, please disclose that your general partner is controlled by an entity whose ultimate parent is Genworth Financial, Inc. and that such company's financial statements are of public record. If continued to be

accurate, you may provide ancillary disclosure that your general partner is not reliant on Genworth Financial, or any of its direct or indirect subsidiaries to which the Partnership is related, to provide operating capital.

Form 10-K for fiscal year ended December 31, 2012

Item 9A. Controls and Procedures, page 13

2.   In light of your failure to provide the audit report related to the fiscal year ended December 31, 2010 from your former registered independent public accounting firm, as well as your omission of the principal executive and principal financial officers' certification pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

3.   Please amend your filing to include the audit report of your former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X.

Statements of Changes in Partners' Capital, page 9

4.   In future periodic filings, please provide changes in the number of Partnership interests for the periods presented. Refer to ASC Topic 505-10-50-2.

Item 15. Exhibits, Financial Statement Schedules, page 19

Exhibit 31.1 Rule 13a-14(a)/15d-14(a) Certification

5.   Please amend your filing to provide the omitted certifications from your principal executive and principal financial officers required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for period ended March 31, 2013

Item 6. Exhibits, page 25

Exhibit 31.1 Rule 13a-14(a)/15d-14(a) Certification

6.   Please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4. Refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3529 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Adviser at 202.551.3473 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief